U.S. COMMERCIAL CORP., S.A. DE C.V.

July 29, 2005

RECEIVED
AUG 0 2 2005
198

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth [redacted]

05010170

SUPPL

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of June 30,2005 and 2004 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the translated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**16,557,905**	**100**	**16,599,130**	**100**
2	**CURRENT ASSETS**	**8,693,085**	**53**	**8,856,785**	**53**
3	CASH AND SHORT-TERM INVESTMENTS	898,188	5	951,552	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	226,755	1	258,349	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	260,374	2	74,331	-
6	INVENTORIES	7,065,635	43	6,797,967	41
7	OTHER CURRENT ASSETS	242,133	1	774,586	5
8	**LONG-TERM**	**13,334**	**0**	**13,361**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	13,334	0	13,361	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,374,169**	**14**	**2,440,504**	**15**
13	PROPERTY	1,691,983	10	1,385,440	8
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,448,174	21	3,374,679	20
16	ACCUMULATED DEPRECIATION	2,780,170	17	2,382,101	14
17	CONSTRUCTION IN PROGRESS	14,182	0	62,486	0
18	**DEFERRED ASSETS (NET)**	**5,461,346**	**33**	**5,244,911**	**32**
19	**OTHER ASSETS**	**15,971**	**0**	**43,569**	**0**
20	**TOTAL LIABILITIES**	**10,081,492**	**100**	**9,870,680**	**100**
21	**CURRENT LIABILITIES**	**4,892,302**	**49**	**4,726,423**	**48**
22	SUPPLIERS	2,305,613	23	2,482,147	25
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	86,287	1	130,761	1
26	OTHER CURRENT LIABILITIES	2,500,402	25	2,113,515	21
27	**LONG-TERM LIABILITIES**	**5,174,585**	**51**	**5,076,216**	**51**
28	BANK LOANS	4,989,043	49	4,881,555	49
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	185,542	2	194,661	2
31	**DEFERRED LOANS**	**14,605**	**-**	**68,041**	**1**
32	**OTHER LIABILITIES**	**0**	**0**	**-**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,476,413**	**100**	**6,728,450**	**100**
34	**MINORITY INTEREST**	0	0	**0**	0
35	**MAJORITY INTEREST**	**6,476,413**	**100**	**6,728,450**	**100**
36	**CONTRIBUTED CAPITAL**	**5,520,698**	**85**	**5,522,624**	**82**
37	PAID-IN CAPITAL STOCK (NOMINAL)	477,217	7	478,418	7
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,104,947	33	2,105,295	31
39	PREMIUM ON SALES OF SHARES	2,938,534	45	2,938,911	44
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0		0	0
41	**CAPITAL INCREASE (DECREASE)**	**955,715**	**15**	**1,205,826**	**18**
42	RETAINED EARNINGS AND CAPITAL RESERVE	706,402	11	769,779	11
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	294,823	5	507,130	8
45	NET INCOME FOR THE YEAR	(45,510)	(1)	(71,083)	(1)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**898,188**	**100**	**951,552**	**100**
46	CASH	279,046	31	693,880	73
47	SHORT-TERM INVESTMENTS	619,142	69	257,672	27
18	**DEFERRED ASSETS (NET)**	**5,461,346**	**100**	**5,244,911**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	5,453,777	100	5,238,387	100
50	DEFERRED TAXES	7,569	0	6,524	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,892,302**	**100**	**4,726,423**	**100**
52	FOREING CURRENCY LIABILITIES	4,798,156	98	4,594,507	97
53	MEXICAN PESOS LIABILITIES	94,146	2	131,916	3
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,500,402**	**100**	**2,113,515**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	28,174	1	22,458	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,472,228	99	2,091,057	99
27	**LONG-TERM LIABILITIES**	**5,174,585**	**100**	**5,076,216**	**100**
59	FOREING CURRENCY LIABILITIES	5,174,585	100	5,076,216	100
60	MEXICAN PESOS LIABILITIES	0	0	0	-
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**185,542**	**100**	**194,661**	**100**
63	OTHER LOANS WITH COST	185,542	100	194,661	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**14,605**	**100**	**68,041**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	-
67	OTHERS	14,605	100	68,041	100
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY**	**294,823**	**100**	**507,130**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	294,823	100	507,130	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,800,783	4,130,362
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	395	404
75	EMPLOYERS (*)	15,677	14,047
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	1,246,606,003	1,249,743,903
78	REPURCHASED SHARES (*)	140,725,427	137,587,527

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**23,932,993**	**100**	**23,930,180**	**100**
2	COST OF SALES	18,772,870	78	18,657,386	78
3	**GROSS INCOME**	**5,160,123**	**22**	**5,272,794**	**22**
4	OPERATING	5,285,326	22	5,346,644	22
5	**OPERATING INCOME**	**(125,203)**	**-1**	**(73,850)**	**0**
6	TOTAL FINANCING COST	(38,023)	0	(130,327)	(1)
7	**INCOME AFTER FINANCING COST**	**(87,180)**	**0**	**56,477**	**0**
8	OTHER FINANCIAL OPERATIONS	(47,024)	0	130,929	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(40,156)**	**0**	**-74,452**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	5,354	0	(3,369)	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**(45,510)**	**0**	**-71,083**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(45,510)**	**0**	**-71,083**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(45,510)**	**0**	**-71,083**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(45,510)**	**0**	**-71,083**	**0**
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	**NET INCOME OF MAJORITY INTEREST**	**(45,510)**	**0**	**-71,083**	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**23,932,993**	**100**	**23,930,180**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	23,932,993	100	23,930,180	100
23	TRANSLATED IN TO DOLLARS (***)	2,207,271	9	2,207,011	9
6	**TOTAL FINANCING COST**	**(38,023)**	**100**	**(130,327)**	**101**
24	INTEREST PAID	165,878	436	109,372	84
25	EXCHANGE LOSSES	3,941	10	76	0
26	INTEREST EARNED	13,554	36	7,533	6
27	EXCHANGE PROFITS	107	0	175	0
28	GAIN DUE TO MONETARY POSITION	(194,181)	(511)	(232,067)	(178)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(47,024)**	**100**	**130,929**	**100**
29	OTHER NET EXPENSES (INCOME) NET	32,203	68	4,193	3
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(79,227)	(168)	126,736	97
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**5,354**	**100**	**(3,369)**	**100**
32	INCOME TAX	6,506	122	3,078	91
33	DEFERED INCOME TAX	(1,152)	-22	(6,447)	(191)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	23,932,994	23,930,181
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	49,560,679	46,633,103
39	OPERATION INCOME (**)	(79,689)	(158,735)
40	NET INCOME OF MAYORITY INTEREST (**)	(100,999)	71,241
41	NET CONSOLIDATED INCOME (**)	(100,999)	(33,901)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
FROM APRIL THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**10,630,731**	**100**	**10,951,256**	**100**
2	COST OF SALES	8,309,001	78	8,503,083	78
3	**GROSS INCOME**	**2,321,730**	**22**	**2,448,173**	**22**
4	OPERATING	2,493,589	23	2,487,520	23
5	**OPERATING INCOME**	**(171,859)**	**(2)**	**(39,347)**	**0**
6	*TOTAL FINANCING COST*	*(21,038)*	*0*	*(52,223)*	*0*
7	**INCOME AFTER FINANCING COST**	**(150,821)**	**(1)**	**12,876**	**0**
8	OTHER FINANCIAL OPERATIONS	6,606	0	114,596	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(157,427)**	**(1)**	**-101,720**	**(1)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,682	0	2,446	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**(160,109)**	**(2)**	**-104,166**	**(1)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(160,109)**	**(2)**	**-104,166**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(160,109)**	**(2)**	**-104,166**	**(1)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(160,109)**	**(2)**	**-104,166**	**(1)**
19	NET INCOME OF MINORITY INTEREST	0	0	-	0
20	**NET INCOME OF MAJORITY INTEREST**	**(160,109)**	**(2)**	**-104,166**	**(1)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**10,630,731**	**100**	**10,951,256**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	10,630,731	100	10,951,256	100
23	TRANSLATED IN TO DOLLARS (***)	980,441	9	1,010,003	9
6	**TOTAL FINANCING COST**	**(21,038)**	**100**	**(52,223)**	**100**
24	INTEREST PAID	87,018	414	56,812	109
25	EXCHANGE LOSSES	3,896	19	10	-
26	INTEREST EARNED	5,872	28	5,527	11
27	EXCHANGE PROFITS	56	0	83	-
28	GAIN DUE TO MONETARY POSITION	(106,024)	(504)	(103,435)	(198)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**6,606**	**100**	**114,596**	**100**
29	OTHER NET EXPENSES (INCOME) NET	18,629	282	1,924	2
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(12,023)	(182)	112,672	98
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,682**	**100**	**2,446**	**100**
32	INCOME TAX	3,841	143	2,283	93
33	DEFERED INCOME TAX	(1,159)	(43)	163	7
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(45,510)**	**(71,083)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	260,684	284,722
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**215,174**	**213,639**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(822,533)	(1,726,078)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(607,359)**	**(1,512,439)**
6	CASH FLOW FROM EXTERNAL FINANCING	427,857	1,123,630
7	CASH FLOW FROM INTERNAL FINANCING	(11,166)	(149,501)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**416,691**	**974,129**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(199,355)**	**(174,942)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(390,023)	(713,252)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,288,211	1,664,804
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	898,188	951,552

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**260,684**	**284,722**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	274,497	302,329
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(13,813)	(17,607)
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(822,533)**	**(1,726,078)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	16,240	(22,221)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	419,942	1,022,964
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	401,954	38,550
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,287,911)	(2,139,476)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(372,758)	(625,895)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**427,857**	**1,123,630**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	413,672	1,423,790
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	14,185	(16,957)
27	(-) BANK FINANCING AMORTIZATION	-	(283,203)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(11,166)**	**(149,501)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(1,018)	(11,152)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(10,148)	(138,349)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(199,355)**	**(174,942)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-	(23,515)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(199,377)	(151,427)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	22	0
39	+ (-) OTHER ITEMS	0	-

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(0.19)	%	(0.30)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(1.56)	%	1.06	%
3	NET INCOME TO TOTAL ASSETS (**)	(0.61)	%	(0.20)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(426.68)	%	(326.47)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.99	times	2.81	times
7	NET SALES TO FIXED ASSETS (**)	20.87	times	19.11	times
8	INVENTORIES ROTATION (**)	5.50	times	5.39	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	2	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.88	%	4.16	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.89	%	59.47	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.56	times	1.47	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	98.92	%	97.97	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	217.95	%	208.00	%
15	OPERATING INCOME TO INTEREST PAID	(0.75)	times	(0.68)	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.92	times	4.72	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.78	times	1.87	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.33	times	0.44	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.86	times	0.90	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	18.36	%	20.13	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.90	%	0.89	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.44)	%	(7.21)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(3.66)	times	(13.83)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	102.68	%	115.35	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(2.68)	%	(15.35)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.01	%	86.56	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(0.08)		$	0.07	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	(0.08)		$	0.07	
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.05	
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$	0.00		$	(0.02)	
8	CARRYING VALUE PER SHARE	$	5.20		$	5.38	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.68	times		1.09	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(44.37)	times		85.71	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 2 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		2	1,246,606,003			1,246,606,003	477,217	
TOTAL			**1,246,606,003**	**0**	**0**	**1,246,606,003**	**477,217**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,246,606,003
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B-1	140,725,427	4.28553	3.55000